UNITED STATES
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        SECURITIES AND EXCHANGE COMMISSION          OMB Number: 3235-0058
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              Washington, D.C. 20549                Expires: March 31, 2006
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                                                    hours per response...2.50
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                    FORM 12b-25
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                                                    SEC FILE NUMBER
                                                                1 - 10418
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            NOTIFICATION OF LATE FILING             CUSIP NUMBER
                                                             910852201
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(Check One):       [ ] Form 10-K     [ ] Form 20-F     [ ] Form 11-K
                   [x] Form 10-Q     [ ] Form N-SAR    [ ] Form N-CSR

For Period Ended:     June 30, 2005
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|_|  Transition Report on Form  10-K
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form 11-K
|_|  Transition Report on Form 10-Q
|_|  Transition Report on Form N-SAR
For the Transition Period Ended: __________________


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

United Medicorp, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

200 N. Cuyler Street
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Address of Principal Executive Office (Street and Number)

Pampa, TX 79065
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant does not believe it can complete its review procedures of the Report in time to meet the filing deadline.

PART IV-- OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Peter W. Seaman                     806                         661-4209
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    (Name)                      (Area Code)                (Telephone Number)

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(2)    Have all other periodic reports required under Section 13 or 15(d) of the
       Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

       Yes [x]                                  No [ ]

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(3)    Is it anticipated  that any  significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       Yes [x]                                  No [ ]

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant expects to report a net loss of approximately $85,309 for the three months ended June 30, 2005. This compares to the net income of $217,145 for the three months ended June 30, 2004.

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                              UNITED MEDICORP, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 12, 2005                       By:  /s/ Peter W. Seaman
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                                               Peter W. Seaman, Chairman and CEO